CUSIP No. 70788V 300 and 70788V 102

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Penn Virginia Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

70788V 300 and 70788V 102

(CUSIP Number)

David B. Charnin

Strategic Value Partners, LLC

100 West Putnam Avenue

Greenwich, CT 06830

(203) 618-3500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 28, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 70788V 300 and 70788V 102

1.	Name of Reporting Person. Strategic Value Partners, LLC I.R.S. Identification No. of Above Person (Voluntary)

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds Not Applicable

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,534,180 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,534,180 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,534,180 (1)

12.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (9) 10.2% (2)

14.	Type of Reporting Person OO

(1) Consists of (i) 718,134 shares beneficially owned by Strategic Value Partners, LLC as the investment manager of Strategic Value Master Fund, Ltd. and (ii) 625,362 shares beneficially owned by SVP Special Situations III LLC as the investment manager of Strategic Value Special Situations Master Fund III, L.P. and 190,684 shares beneficially owned by SVP Special Situations III-A LLC as the investment manager of Strategic Value Opportunities Fund, L.P. which may also be deemed to be beneficially owned by Strategic Value Partners, LLC as the managing member of each such investment manager entity.

(2) Based on 15,073,776 shares of Common Stock outstanding as of October 22, 2018, as reported in the Issuer’s Form 8-K filed with the SEC on October 29, 2018.

CUSIP No. 70788V 300 and 70788V 102

1.	Name of Reporting Person. SVP Special Situations III LLC I.R.S. Identification No. of Above Person (Voluntary)

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds Not Applicable

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 625,362 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 625,362 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 625,362 (1)

12.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (9) 4.2% (2)

14.	Type of Reporting Person OO

(1) Consists of 625,362 shares beneficially owned by SVP Special Situations III LLC, as the investment manager of Strategic Value Special Situations Master Fund III, L.P.

(2) Based on 15,073,776 shares of Common Stock outstanding as of October 22, 2018, as reported in the Issuer’s Form 8-K filed with the SEC on October 29, 2018.

CUSIP No. 70788V 300 and 70788V 102

1.	Name of Reporting Person. SVP Special Situations III-A LLC I.R.S. Identification No. of Above Person (Voluntary)

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds Not Applicable

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 190,684 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 190,684 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 190,684 (1)

12.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (9) 1.3% (2)

14.	Type of Reporting Person OO

(1) Consists of 190,684 shares beneficially owned by SVP Special Situations III-A LLC, as the investment manager of Strategic Value Opportunities Fund, L.P.

(2) Based on 15,073,776 shares of Common Stock outstanding as of October 22, 2018, as reported in the Issuer’s Form 8-K filed with the SEC on October 29, 2018.

CUSIP No. 70788V 300 and 70788V 102

1.	Name of Reporting Person. Victor Khosla I.R.S. Identification No. of Above Person (Voluntary)

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds Not Applicable

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,534,180 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,534,180 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,534,180 (1)

12.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (9) 10.2% (2)

14.	Type of Reporting Person IN

(1) Consists of (i) 718,134 shares beneficially owned by Strategic Value Partners, LLC as the investment manager of Strategic Value Master Fund, Ltd. and (ii) 625,362 shares beneficially owned by SVP Special Situations III LLC as the investment manager of Strategic Value Special Situations Master Fund III, L.P. and 190,684 shares beneficially owned by SVP Special Situations III-A LLC as the investment manager of Strategic Value Opportunities Fund, L.P. which may also be deemed to be beneficially owned by Strategic Value Partners, LLC as the managing member of each such investment manager entity. Mr. Khosla is the sole member of Midwood Holdings, LLC, which is the managing member of Strategic Value Partners, LLC and is also the indirect majority owner and control person of Strategic Value Partners, LLC, SVP Special Situations III LLC and SVP Special Situations III-A LLC.

(2) Based on 15,073,776 shares of Common Stock outstanding as of October 22, 2018, as reported in the Issuer’s Form 8-K filed with the SEC on October 29, 2018.

AMENDMENT NO. 4 TO SCHEDULE 13D

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission by the Reporting Persons with respect to the Common Stock of the Issuer on September 21, 2016, Amendment No. 1 thereto filed on September 13, 2017, Amendment No. 2 thereto filed on December 11, 2017, and Amendment No. 3 thereto filed on January 19, 2018 (as so amended, the “Schedule 13D”). Terms defined in the Schedule 13D are used herein as so defined.

Item 4.   Purpose of Transaction.

Item 4 is hereby amended and supplemented with the following:

The Reporting Persons intend to review their investment in Denbury (as defined below in Item 6), if any, on a continuing basis. Depending on various factors, including but not limited to Denbury’s financial position and strategic direction, price levels of its securities, conditions in the securities markets, and general economic and industry conditions, the Reporting Persons may take actions with respect to investments in the securities of Denbury. These actions include, from time to time, (i) acquiring or causing affiliates to acquire securities of Denbury in open market transactions, in privately negotiated transactions or through other methods; (ii) disposing or causing affiliates to dispose of securities of Denbury, if any, in open market transactions, in privately negotiated transactions or through other methods; or (iii) holding or causing affiliates to hold securities of Denbury (or any derivative thereof), in each case subject to the legal and contractual obligations of the Reporting Persons in all respects.

The disclosure below in Item 6 of this Amendment No. 4 is incorporated by reference into this Item 4.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented with the following:

Voting and Support Agreement

On October 28, 2018, the Issuer announced that it has entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Denbury Resources Inc., a Delaware corporation (“Denbury”), Dragon Merger Sub Inc., a Virginia corporation and wholly owned subsidiary of Denbury, and DR Sub LLC, a Virginia limited liability company and wholly owned subsidiary of Denbury, pursuant to which Denbury will acquire the Issuer in exchange for a combination of shares of common stock of Denbury and cash (the “Merger”).

In connection with the Merger Agreement, on October 28, 2018, SVP, Strategic Value Special Situations Fund III, L.P., SVP Special Situations III-A LLC, Strategic Value Master Fund, Ltd., Strategic Value Special Situations Fund III, L.P. and Strategic Value Opportunities Fund, L.P.  (collectively, the “SVP Parties”) entered into a Voting and Support Agreement (the “Voting and Support Agreement”) with Denbury. Pursuant to the terms of the Voting and Support Agreement and subject to the terms and conditions thereof, the SVP Parties are required, among other things, to vote the Securities (as defined in the Voting and Support Agreement) of the Issuer owned by such SVP Party (i) in favor of the Merger and other proposals related to the approval of the Merger submitted to the stockholders of the Issuer, and (ii) against certain other proposals, if any, relating to a Company Takeover Proposal (as defined in the Merger Agreement) or other transactions involving the Issuer other than the Merger or that are intended to or that would reasonably be expected to interfere with the Merger. Additionally, the SVP Parties have irrevocably appointed Denbury as each SVP Party’s proxy and attorney-in-fact.

Pursuant to the terms of the Voting and Support agreement, the SVP Parties have agreed not to Transfer (as defined in the Voting and Support Agreement) any Securities of the Issuer held by such SVP Party, subject to certain limited exceptions, and not to solicit or take other actions to facilitate a Company Takeover Proposal, and have waived any rights of appraisal or rights of dissent from the Merger.

The Voting and Support Agreement and all obligations thereunder will terminate upon the effectiveness of the Merger or if, among other things, the Merger Agreement is terminated or is modified or amended without SVP’s consent to materially adversely affect the interest of the SVP Parties.

This description of the Support Agreement is qualified in its entirety by reference to the full text of the Support Agreement, a copy of which is filed hereto as Exhibit G, and incorporated by reference into this Item 6.

Item 7.   Material to be Filed as Exhibits.

Item 7 is hereby amended and supplemented with the following:

Exhibit G - Voting and Support Agreement, by and among Denbury Resources Inc. and Strategic Value Partners, LLC, SVP Special Situations III LLC, SVP Special Situations III-A LLC, Strategic Value Master Fund, Ltd., Strategic Value Special Situations Fund III, L.P. and Strategic Value Opportunities Fund, L.P., dated as of October 28, 2018 (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by Denbury Resources Inc. on October 29, 2018)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 30, 2018

STRATEGIC VALUE PARTNERS, LLC

By:	/s/ James Dougherty
Name: James Dougherty
Title: Fund Chief Financial Officer

SVP SPECIAL SITUATIONS III LLC

By:	/s/ James Dougherty
Name: James Dougherty
Title: Fund Chief Financial Officer

SVP SPECIAL SITUATIONS III-A LLC

By:	/s/ James Dougherty
Name: James Dougherty
Title: Fund Chief Financial Officer

/s/ Victor Khosla
Victor Khosla